                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               NTS-Properties III
                            (Name of Subject Company)

                               NTS-Properties III
                       (Names of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                                       of
                            NTS-PROPERTIES ASSOCIATES
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[  ]  Check the box if the filing relates solely to preliminary  communications made before the commencement of a tender offer.

Item 1.  Subject Company Information

     (a) The name of the  subject  company  is  NTS-Properties  III,  a  Georgia limited partnership (the "Partnership").  The Partnership's  principal executive offices are located at 10172 Linn Station Road,  Louisville,  Kentucky 40223 and
its telephone number is (502) 426-4800.

     (b) The subject class of equity securities is limited partnership interests in the Partnership (the  "Interests").  As of June 25, 2001, the Partnership had
12,675 outstanding Interests held by 690 holders of record.

Item 2. Identity and Background of Filing Person.

     (a) The name and business address of the  Partnership,  which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (d) This Schedule 14D-9 relates to an Offer to Purchase dated June 25, 2001
(the "Offer to Purchase") by the Partnership and ORIG, LLC ("ORIG"),  a Kentucky
limited  liability company and affiliate of the Partnership  (collectively,  the
"Offerors"),  to purchase for cash Interests from limited  partners that are not affiliates of the Offerors, subject to the terms and conditions set forth in the
Offer to Purchase and the related  Letter of Transmittal  (which,  together with any  amendments or  supplements  thereto,  constitute  the "Offer")  included as exhibits to a Schedule TO (the "Schedule TO") filed by the Offerors,  along with additional  bidders J.D. Nichols and Brian F. Lavin, on June 25, 2001. The Offer
to  Purchase  and the  Letter of  Transmittal  have  been  included  as  Exhibit
(a)(1)(i) and (a)(1)(ii) hereto,  respectively,  and each is incorporated herein by reference where specifically indicated.

     On July 18, 2001,  Equity Resource  Lexington Fund Limited  Partnership,  a
Massachusetts limited partnership, Eggert Dagbjartsson, its general partner, and
Equity Resources Group,  Inc., a Massachusetts  corporation  (collectively,  the
"Third-Party Purchaser"),  offered to purchase for cash up to 2,532 Interests at a price of $275 per Interest,  subject to the terms and  conditions set forth in
Offer to Purchase and the related  Agreement of Sale (which together  constitute the  "Third-Party  Offer")  included  as  exhibits to a Schedule TO filed by the
Third-Party  Purchaser  on July  18,  2001.  On July  23,  2001,  following  the commencement of the Third-Party  Offer,  the Partnership and ORIG sent notice to the Partnership's limited partners notifying them that the purchase price of the
Offer,  which  was  originally  $250 per  Interest,  was  increased  to $285 per
Interest.  On July 30,  2001,  the  Partnership  and ORIG  sent an  Amended  and
Restated Offer to Purchase to the  Partnership's  limited partners which,  among other things,  reflected the $285 per Interest purchase price and indicated that the number of Interests being sought in the Offer, which was originally 200, had increased to 2,000. On August 16, 2001, the Third-Party Purchaser sent notice to the Partnership's limited partners notifying them that the purchase price of the
Third-Party Offer had been increased from $275 to $290 per Interest. This notice was filed as an  exhibit  to the  Amendment  No. 1 to the  Schedule  TO filed on
August 16, 2001 by the Third-Party Purchaser.

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     In response to the increased  purchase price by the Third-Party  Purchaser, the Offerors  sent notice to the  Partnership's  limited  partners on August 17,
2001 (the "Notice"),  notifying them that the purchase price per Interest in the
Offer is being increased from $285 to $300 in response to the Third Party Offer, as amended. The Notice is included as Exhibit (a)(1)(xi) to this Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Information  contained in Section 11 of the Amended and  Restated  Offer to
Purchase is incorporated herein by this reference.

Item 4.  The Solicitation or Recommendation.

     (a)-(b) Information  contained in the "Notice to Investors dated August 17,
2001" and included as Exhibit  (a)(i)(xi) hereto is incorporated  herein by this reference.

     (c) Information  contained in the Introduction and Section 1 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Information  contained in Section 15 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 6. Interest in Securities of the Subject Company.

     (b)  Information  contained in Section 13 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

Item 7.  Purpose of the Transaction and Plans or Proposals.

     (d)(1) Information contained in Section 1 of the Amended and Restated Offer to Purchase is incorporated herein by this reference.

     (d)(2) Not Applicable.

Item 8.  Additional Information.

     (b) None.

Item 9.  Material to be Filed as Exhibits.

(a)(1)(i)    Offer to Purchase dated June 25, 2001 (Incorporated by reference to
             Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG,
             J.D. Nichols and Brian F. Lavin on June 25, 2001).

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(a)(1)(ii)    Form of Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(ii)
              to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F.
              Lavin on June 25, 2001).
(a)(1)(iii)   Form of Affidavit and Indemnification Agreement for Missing Certificate(s)
              of Ownership (Incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25,
              2001).
(a)(1)(iv)    Form of Letter to Limited Partners (Incorporated by reference to Exhibit
              (a)(1)(iv) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and
              Brian F. Lavin on June 25, 2001).
(a)(1)(v)     Substitute Form W-9 with Guidelines (Incorporated by reference to Exhibit
              (a)(1)(v) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and
              Brian F. Lavin on June 25, 2001).
(a)(1)(vi)    Notice sent by the Partnership to Limited Partners dated July 23, 2001
              (Incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to
              Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
              on July 23, 2001).
(a)(1)(vii)   Revised Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(vii)
              to Amendment No. 1 to Schedule TO filed by the Partnership, ORIG, J.D.
              Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)  Notice of Withdrawal for Third-Party Offer (Incorporated by reference to
              Exhibit (a)(1)(viii) to Amendment No. 1 to Schedule TO filed by the
              Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(ix)    Notice sent by the Partnership to Limited Partners dated July 30, 2001
              (Incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 2 to
              Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
              on July 30, 2001).
(a)(1)(x)     Amended and Restated Offer to Purchase sent by the Partnership to Limited
              Partners on July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(x) to
              Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D.
              Nichols and Brian F. Lavin on July 30, 2001).
(a)(1)(xi)    Notice sent by the Partnership to Limited Partners dated August 17, 2001
              (Incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to
              Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin
              on August 17, 2001).
(a)(2)        None.
(a)(3)        None.
(a)(4)        None.
(a)(5)        None.
(e)           Section 11 of the Amended and Restated Offer to Purchase sent by the
              Partnership to Limited Partners on July 30, 2001 (Incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the
              Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).
(g)           None.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 17, 2001          NTS-PROPERTIES III, a Georgia
                                  limited partnership

                                  By:      NTS-PROPERTIES ASSOCIATES, a
                                           Georgia limited partnership and
                                           General Partner

                                  By:       /s/ J.D. Nichols
                                           -------------------------------------
                                           J.D. Nichols,
                                           Managing General Partner

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                                    EXHIBITS

Exhibit
Number                    Description
------                    -----------
(a)(1)(i)                 Offer to Purchase dated June 25, 2001 (Incorporated by reference to
                          Exhibit (a)(1)(i) to Schedule TO filed by the Partnership, ORIG, J.D.
                          Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(ii)                Form of Letter of Transmittal (Incorporated by reference to Exhibit
                          (a)(1)(ii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and
                          Brian F. Lavin on June 25, 2001).
(a)(1)(iii)               Form of Affidavit and Indemnification Agreement for Missing
                          Certificate(s) of Ownership (Incorporated by reference to Exhibit
                          (a)(1)(iiii) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(iv)                Form of Letter to Limited Partners (Incorporated by reference to Exhibit
                          (a)(1)(iv) to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(v)                 Substitute Form W-9 with Guidelines (Incorporated by reference to
                          Exhibit (a)(1)(v) to Schedule TO filed by the Partnership, ORIG, J.D.
                          Nichols and Brian F. Lavin on June 25, 2001).
(a)(1)(vi)                Notice sent by the Partnership to Limited Partners dated July 23, 2001
                          (Incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to
                          Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F.
                          Lavin on July 23, 2001).
(a)(1)(vii)               Revised Letter of Transmittal (Incorporated by reference to Exhibit
                          (a)(1)(vii) to Amendment No. 1 to Schedule TO filed by the Partnership,
                          ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(viii)              Notice of Withdrawal for Third-Party Offer (Incorporated by reference to
                          Exhibit (a)(1)(viii) to Amendment No. 1 to Schedule TO filed by the
                          Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 23, 2001).
(a)(1)(ix)                Notice sent by the Partnership to Limited Partners dated July 30,
                          2001(Incorporated by reference to Exhibit (a)(1)(ix) to Amendment No.
                          2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian
                          F. Lavin on July 30, 2001).
(a)(1)(x)                 Amended and Restated Offer to Purchase sent by the Partnership to
                          Limited Partners on July 30, 2001 (Incorporated by reference to Exhibit
                          (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership,
                          ORIG, J.D. Nichols and Brian F. Lavin on July 30, 2001).

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(a)(1)(xi)                Notice sent by the Partnership to Limited Partners dated August 17,
                          2001 (Incorporated by reference to Exhibit (a)(1)(xi) to Amendment
                          No. 3 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and
                          Brian F. Lavin on August 17, 2001).
(a)(2)                    None.
(a)(3)                    None.
(a)(4)                    None.
(a)(5)                    None.
(e)                       Section 11 of the Amended and Restated Offer to Purchase sent by the
                          Partnership to Limited Partners on July 30, 2001 (Incorporated by
                          reference to Exhibit (a)(1)(x) to Amendment No. 2 to Schedule TO filed by the Partnership, ORIG, J.D. Nichols and Brian F. Lavin on July 30,
                          2001).
(g)                       None.

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